Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 4 pages.

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday December 9, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

03045327

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	1 December, 2003	Company Announcement: Appointment of Joint Managing Director
2	1 December, 2003	Company Announcement: Appointment of Joint Managing Director

Should you require any additional information, please do not hesitate to contact me.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 1/5

SEC MAIL PROCESSING
RECEIVED
DEC 17 2003
WASH, D.C. 155 SECTION

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

1 December 2003

Occupational & Medical Innovations Ltd ("OMI") is pleased to confirm the appointment of Mr. Keith Taske in the role of joint Managing Director effective 01 December, 2003.

Mr. Taske's annual remuneration package is made up of $200,000 salary and superannuation with company vehicle and a performance based equity compensation package currently under review. A detailed press release announcing Mr. Taske's appointment will be later forwarded for your attention.

Bruce Kiehne
Managing Director

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

1 December 2003

OMI appoints Joint Managing Director

Occupational and Medical Innovations Limited ("OMI") today announced that Mr Keith Taske will join OMI founder Bruce Kiehne in the role of Joint Managing Director, effective Monday 1 December 2003.

Mr Taske has been involved with OMI since its inception, spending the last four years resident in the US as a Director of OMI's US subsidiary, OMI Inc, and playing a pivotal role in commercial negotiations with multinational healthcare companies Becton Dickinson and Sims Portex.

Before his involvement with OMI, Mr Taske enjoyed a successful business career spanning thirty years, fourteen of which were in senior executive roles, followed by eight years as Chief Executive Officer ("CEO") of a Canberra-based company and two years as CEO of a Brisbane-based enterprise.

Mr Taske brings to the OMI management team a unique and complementary skill set, including relationships with US healthcare authorities responsible for the prevention of sharps injuries and a sound understanding of the North American legal and regulatory environments.

OMI's founder and Joint Managing Director, Mr Bruce Kiehne, welcomed Mr Taske's appointment as one of the final steps in the company's transformation from a research organisation to a commercial enterprise.

"I am delighted that Keith has agreed to join the OMI team as our fifth senior executive appointment in as many months", he said.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

"With my attention centred on product development and Keith's focussed on commercialisation, OMI has never been in a better position to take pioneering technologies to global markets".

Bruce Kiehne
Managing Director